June 4, 2026

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1310, Tower B, Harbour View Building
Eastern District, Hong Kong

        Re: Oriental Culture Holding LTD
            Registration Statement on Form F-3
            Filed May 29, 2026
            File No. 333-296369
Dear Yi Shao:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Jeffrey Li